October 12, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention: Christian N. Windsor

RE:	Chicago Mercantile Exchange Holdings Inc. Definitive 14A,

Filed March 15, 2007, File No. 00-33379

Dear Mr. Windsor:

As discussed, CME Group Inc. (formerly known as Chicago Mercantile Exchange Holdings Inc.) (the “Company”) has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated September 26, 2007, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). As discussed, the Company will respond to the Comment Letter on or before Monday, November 11, 2007. The Company has a regularly scheduled meeting of its Compensation Committee on November 7, 2007 and a discussion of the Comment Letter and the Company’s responses is included on the agenda for such meeting.

If you have any questions, please contact me at (312) 930-3305. Facsimile transmissions may be sent to the undersigned at (312) 930-4556.

Very truly yours,

Meg Austin
Director, Associate General Counsel and Assistant Corporate Secretary